                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         AMENDMENT No. 3 TO SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                  Semiconductor Laser International Corporation
                                (Name of Issuer)

                         Common Stock, par value $0.01

                         (Title of Class of Securities)


                                   816638100
                                 (CUSIP Number)

                         bmp Mobility AG Venture Capital
                              Charlottenstrasse, 16
                              10117 Berlin, Germany
                           Attention: Oliver Borrmann
                              (011 49 30) 20 30 50

                                    Copy to:

                               Irene Skidan, Esq.
                               Linklaters & Paines
                    1345 Avenue of the Americas (19th Floor)
                            New York, New York 10105
                                 (212) 424 9000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 26, 1999
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:



Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D



CUSIP NO.  816638100                                           Page 2 of 5 Pages


1.     NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           bmp Mobility AG Venture Capital
--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    [   ]
         (b)    [   ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------

4.     SOURCE OF FUNDS*             AF
--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)     [   ]
--------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION    Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF
         SHARES         7.    SOLE VOTING POWER      2,867,650
      BENEFICIALLY
        OWNED BY
          EACH
 REPORTING PERSON WITH
-------------------------
                        8.    SHARED VOTING POWER      0

                        --------------------------------------------------------

                        9.    SOLE DISPOSITIVE POWER      2,867,650

                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER       0
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                  2,867,650
--------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       [   ]
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     22.62%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON AMOUNT      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





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                                                               Page 3 of 5 Pages

The Reporting Person hereby amends its Statement on Schedule 13D dated February 16, 1999 ("Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D dated April 29, 1999 ("Amendment No. 1") and Amendment No. 2 to Schedule 13D dated May 28, 1999 ("Amendment No. 2"), in respect of the Common Stock, par value $0.01 per share (the "Common Stock"), of Semiconductor Laser International Corporation (the "Issuer") to report (i) the acquisition by the Reporting Person of 575,000 shares of Series B non-voting preferred stock of the Issuer convertible into Common Stock (the "Series B Preferred Stock") constituting the third and Final Installment (as defined in Amendment No. 1) of its Second Stage Investment (as defined in Amendment No. 1), as more fully described in Item 3 below and (ii) the acquisition by the Reporting Person of common stock purchase warrants entitling the Reporting Person to purchasing an aggregate of 500,000 shares of Common Stock at an exercise price of $0.50 per share (the "Warrants"). The shares of Series B Stock acquired by the Reporting Person are hereinafter referred to as the "Preferred Shares."

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The $1,150,000 Final Installment has been paid by the Reporting Person, and in consideration therefor 575,000 Preferred Shares were issued by the Issuer to the Reporting Person on June 26, 1999. Conditions precedent set forth in the Securities Purchase Agreement dated as of February 5, 1999 between the Issuer and the Reporting Person, as amended by Amendment No. 1 to the Securities Purchase Agreement dated as of April 28, 1999 (as amended, the "Purchase Agreement"), as more fully described in the third paragraph of Item 3 of Amendment No. 1 and including extension until May 31, 2000 by BSB Bank & Trust Company ("BSB Bank") of the maturity of the Issuer's $1,000,000 secured line of credit, were not fulfilled prior to the payment of the Final Installment by the Reporting Person. The Reporting Person has been advised by representatives of the Issuer that BSB Bank has agreed to extend the maturity of the line of credit until May 31, 2000.


Prior to the payment of the Final Installment, the Reporting Person obtained a loan in the amount of U.S. $1,150,000 from bmp AG (formerly known as bmp AG Venture Capital & Network Management) ("bmp AG"), a stock corporation organized under the laws of the Federal Republic of Germany which owns 100% of the outstanding capital stock of the Reporting Person. This loan was obtained specifically for the purpose of paying the Final Installment. The loan bears interest at the rate of 7% per annum and matures on December 31, 1999.
The loan may be rolled over for additional one-year terms on the same terms as the original borrowing; provided, however, that with respect to each rollover the annual interest rate will be adjusted to reflect the then-prevailing German interbank rate plus 3.5%. The loan was funded by bmp AG out of working capital.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

Under the Purchase Agreement, the Reporting Person has agreed with the Issuer that the Reporting Person shall not have the right to convert the Preferred Shares into Common Stock and that such Preferred Shares may only be converted into Common Stock by unaffiliated transferees from the Reporting Person.

As a result of the delisting of the Issuer's Common Stock from the Nasdaq SmallCap Market effective May 26, 1999 and the consequent satisfaction of one of the Nasdaq Conditions (as defined in Amendment No. 1), (i) certain charter limitations on convertibility of the Preferred Shares into Common Stock imposed as a consequence of applicable rules and regulations of the Nasdaq SmallCap Market have ceased to be applicable although, pending filing of an amended Certificate of Designations,

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                                                                     Page 4 of 5

Preferences and Rights of the Series B Preferred Stock, they remain a part of the Issuer's certificate of incorporation without present legal force or effect; (ii) the contractual limitations on conversion under the Purchase Agreement continue in effect; (iii) the Common Stock of the Issuer is currently traded over the OTC Bulletin Board;* and (iv) the convertible feature of the Series B Preferred Stock into Common Stock having become exercisable, holders of a majority of the Preferred Shares, including the Reporting
Person, no longer have the exclusive right to elect Additional Directors
(as defined and more fully described in
Amendment No. 1).

On June 26, 1999 the Issuer issued common stock purchase warrants (a form of which is attached as an exhibit to Amendment No. 1) to the Reporting
Person pursuant to which the Reporting Person is entitled to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $0.50 per share. The Warrants are exercisable immediately and have a term expiring five years from their date of issue. The Warrants, the shares of Common Stock issuable upon the exercise thereof and any other securities of the Issuer that the Warrantholder shall be entitled to receive, or shall have received, upon the exercise of the Warrants in lieu of or in addition to shares of Common Stock (the "Other Securities") or in exchange or replacement of such shares of Common Stock or Other Securities shall be
"Registrable   Securities"  (as  defined  in  the Registration Rights
Agreement, dated as of February 5, 1999, between the Issuer and the Reporting Person and attached as an exhibit to the Reporting Person's initial
Statement on Schedule 13D). Subject to the provisions of the Warrants, the Warrants may be exercised in full or in part; provided, however, that the amount payable upon partial exercise shall be the amount obtained by multiplying (i) the number of shares of Common Stock (without giving effect to any adjustment thereof) designated by the Warrantholder by (ii) the then applicable exercise price for one share of Common Stock. The Warrants also contain provisions which adjust the number of shares or other securities to be issued upon exercise of the Warrants upon the occurrence of certain events, all as more fully described therein. The Reporting Person does not intend to exercise the Warrants presently.

* The Common Stock of the Issuer is also traded over the Berliner
Freiverkehr,  an electronic  quotation  system  similar to the OTC Bulletin
Board.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As previously described in the Purchase Agreement and included as an exhibit to Amendment No. 1, pursuant to the Consulting Agreement dated as of April 28, 1999 (the "Consulting Agreement") between the Issuer and bmp Management Consultants GmbH, a German limited liability company and an affiliate of the Reporting Person ("bmp Consultants"), bmp Consultants has become entitled to receive consulting fees aggregating $80,000, none of which has been paid to date. bmp Consultants has rendered consulting services under the Consulting Agreement in connection with the operational, financial and management activities of the Issuer.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   June 28, 1999
                                                      (Date)

                                              /s/  Oliver Borrmann
                                              --------------------------
                                                     (Signature)

                                        Oliver Borrmann, Chief Executive Officer
                                                     (Name/Title)